UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 3*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
 Under the Securities Exchange Act of 1934

Alliance HealthCare Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

08606103

(CUSIP Number)

Qisen Huang
 Chairman
Tahoe Investment Group Co., Ltd.
No. 43 Hudong Road
Olympic Building
Fuzhou City, Fujian Province, China 350003
Fax: (86)-591-8760-1956

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	08606103

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Tahoe Investment Group Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) HC

CUSIP No.	08606103

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): THAIHOT Investment (Hong Kong) Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) HC

CUSIP No.	08606103

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): THAIHOT Investment Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) HC

CUSIP No.	08606103

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Qisen Huang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) IN

Introductory Note

This amendment No. 3 (this “Amendment No. 3”) relates to the common stock, par value $0.01 each (the “Common Stock”), issued by Alliance HealthCare Services, Inc., a Delaware corporation (the “Issuer”).  This Amendment No. 3 is being filed jointly by (i) Tahoe Investment Group Co., Ltd., (formerly known as Fujian Thai Hot Investment Co., Ltd., “Tahoe”), (ii) THAIHOT Investment (Hong Kong) Company Limited (“THAIHOT HK”), (iii) THAIHOT Investment Company Limited (“THAIHOT Cayman”) and (iv) Mr. Qisen Huang (“Mr. Huang”, together with Tahoe, THAIHOT HK and THAIHOT Cayman, the “Reporting Persons”) pursuant to their Joint Filing Agreement attached as Exhibit 8 to the Amendment No. 2 to Schedule 13D filed on April 11, 2017 (“Amendment No. 2”).

This Amendment No. 3 amends and supplements the statement on the Schedule 13D filed on April 8, 2016, as amended by the Amendment No. 1 filed on December 13, 2016 and the Amendment No. 2 (collectively, the “Schedule 13D”) on behalf of the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”).  Except as provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On August 15, 2017, at the 2017 Annual Meeting of Stockholders of the Issuer, the stockholders of the Issuer voted in favor of the proposal to approve the Agreement and Plan of Merger, dated as of April 10, 2017 (the “Merger Agreement”), by and among the Issuer, Tahoe, THAIHOT Cayman, THAIHOT Investment Company US Limited, a Delaware corporation and indirect wholly owned subsidiary of Tahoe (“Parent”), and Alliance Healthcare Services Merger Sub Limited, a Delaware corporation and wholly owned subsidiary of Parent (“Sub” and, together with Tahoe, THAIHOT Cayman and Parent, the “Purchaser Parties”), pursuant to which Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving entity and a wholly owned subsidiary of Parent (the “Merger”).

Pursuant to the Rollover and Support Agreement (the “Support Agreement”) entered into by and among Tahoe, Mr. Huang, THAIHOT Cayman, Parent and the Issuer, THAIHOT Cayman has contributed 5,537,945 shares of Common Stock of the Issuer owned by THAIHOT Cayman (the “Rollover Shares”) to Parent in exchange for newly issued shares of Parent and received no consideration for the cancellation of the Rollover Shares in accordance with the Merger Agreement. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 10 to the Schedule 13 D and is incorporated herein by reference in its entirety.

On August 21, 2017, the Issuer filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As of the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Common Stock, other than shares owned by the Issuer as treasury stock, shares beneficially owned by the Purchaser Parties or any of their affiliates, and shares owned by holders of Common Stock who shall neither have voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly perfected, and not effectively withdrawn or lost, their statutory appraisal rights under Delaware law, was converted into the right to receive US$13.25 in cash per share, without interest and subject to any withholding taxes. By virtue of the Merger, at the Effective Time, each share of Common Stock owned by the Issuer as treasury stock and all shares of Common Stock of the Issuer beneficially owned by the Reporting Persons immediately prior to the Effective Time (including the Rollover Shares) were cancelled without payment of any consideration.

As a result of the transactions described above, the Reporting Persons no longer beneficially own any shares of Common Stock of the Issuer.

Upon the consummation of the Merger, the Issuer became a wholly owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the Common Stock ceased to be traded on the NASDAQ Global Select Market (“NASDAQ”) prior to the open of trading on August 21, 2017 and became eligible for delisting from the NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

The foregoing description of the Merger does not purport to be complete, and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 9 to the Schedule 13 D and is incorporated herein by reference in its entirety

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) As of the date hereof, the Reporting Persons do not beneficially own any shares of Common Stock or have any voting power or dispositive power over any shares of Common Stock.

(c) The second paragraph in item 4 of this Amendment No. 3 is incorporated herein by reference and is qualified in its entirety by reference to the Support Agreement. Except as described herein, none of the Reporting Persons, and to the best of their respective knowledge, none of their respective executive officers, directors or general partners has effected any transaction involving the Issuer’s Common Stock during the last 60 days from the date hereof.

(d) Not applicable.

(e) August 21, 2017

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2017

Tahoe Investment Group Co., Ltd.

By:	/s/ Qisen Huang
Name:	Qisen Huang
Title:	Chairman

THAIHOT Investment (Hong Kong) Company Limited

By:	/s/ Qisen Huang
Name:	Qisen Huang
Title:	Director

THAIHOT Investment Company Limited

By:	/s/ Qisen Huang
Name:	Qisen Huang
Title:	Director

Qisen Huang

By:	/s/ Qisen Huang